June 16, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Martin James
                 Senior Assistant Chief Accountant

Re:	Rudolph Technologies, Inc.
Form 8-K Dated May 3, 2006
Form 10-K for the Year Ended December 31, 2005
Forms 10-Q for the Quarter Ended March 31, 2006
File No. 000-27965

Dear Mr. James:

        On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated May 30, 2006. The responses below have been numbered to correspond with the comments in your May 30, 2006 letter. Please note however, in connection with questions raised in your letter related to Form 8-K dated February 3, 2006, we have responded to those questions as they relate to Form 8-K dated May 3, 2006 after confirmation from your office that such questions related to that filing.

Form 8-K Dated May 3, 2006

COMMENT 1

Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

  To eliminate investor confusion, please remove the non-GAAP statement of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide investors (such as, adjusted gross profit, adjusted operating income and adjusted net income) with the appropriate reconciliations to the most directly comparable GAAP measure.

RESPONSE TO COMMENT 1

In our press release furnished on Form 8-K for the second quarter ending June 30, 2006 and in applicable future filings, we will remove the non-GAAP statement of operations format and instead provide a reconciliation of the adjusted net income and adjusted earnings per share measures used by management to GAAP net income and earnings per share. In addition, we will provide an explanatory paragraph on why management believes the information is useful. Exhibit #1 provides an example of our proposed disclosure.

COMMENT 2

Further to the above, we note that you refer to your non-GAAP information as "pro forma" net income. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

RESPONSE TO COMMENT 2

In our press release furnished on Form 8-K for the second quarter ending June 30, 2006 and in future filings, we will omit the pro forma terminology when referring to our non-GAAP information.

Form 10-K for the Year Ended December 31, 2005

Consolidated Financial Statements, page F-1
Consolidated Statement of Cash Flows, page F-7

COMMENT 3

Please revise your future filings to present your cash inflows and outflows related to your marketable securities on a gross basis. Refer to the guidance in paragraph 11 of SFAS 95.

RESPONSE TO COMMENT 3

In our filing of Form 10-Q for the second quarter ending June 30, 2006 and in future filings, we will present our investing activities related to marketable securities on a gross basis.

Form 10-Q for the Quarter Ended March 31, 2006

Consolidated Condensed Financial Statements
Note 2. Business Combinations

COMMENT 4

Please tell us and revise your future filings to disclose why you determined the measurement date to be the day on which the transaction was consummated. Refer to the guidance in EITF 99-12 and paragraph 51(d) of SFAS 141.

RESPONSE TO COMMENT 4

The consideration paid to shareholders in the acquisition of August Technology was based on a formula whereby each shareholder was allowed to elect to receive $10.50 per share in cash, 0.7625 of a share of Rudolph common stock, or a combination of cash and Rudolph common stock, for each share of August Technology common stock that the shareholder owned. The total consideration to be paid in the merger included a minimum of $37.2 million and up to a maximum of $60.0 million of cash.

Based on the application of the above formula, the total consideration paid as a result of the merger was not determinable until the day of the August Technology shareholder vote and as such that date was determined to be the measurement date in accordance with paragraph 7 of EITF 99-12. In addition, since the measurement date was determined to be the same date that the merger was consummated, the common stock issued in the merger was valued using the average closing market price of the Company's stock for the three day period ending on the date of closing.

In our filing of Form 10-Q for the second quarter ending June 30, 2006 and in future filings, we will modify Note 2. Business Combinations to include the following statement:

    The aggregate purchase price was $246,813, consisting of $37,200 in cash, 11,298,265 shares of common stock valued at $197,833, the fair value of assumed August Technology options of $6,379 and transaction costs of $5,401. The measurement date was determined to be the date that the merger was consummated since the aggregate amount of cash and the number of shares to be distributed in the merger was not determinable until that date. The market price used to value the Rudolph shares issued as consideration for the August Technology was $17.51, which represents the average of the closing market price of Rudolph's common stock for the three day period ended February 15, 2006.

COMMENT 5

We note that you have allocated $25 million of the purchase price to developed technology and have assigned a useful life of nine years to this intangible asset. Please tell us and revise the note in future filings to clearly describe this developed technology and explain how it meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141. To the extent possible, please identify the products that were feasible at the date of the acquisition. Discuss your basis for assigning a useful life of nine years to the intangible asset.

RESPONSE TO COMMENT 5

The acquired company's developed technology is separated into front-end and back-end automated macro defect inspection, and analysis software and is utilized in the manufacturing of semiconductor chips. This technology is designed to automate inspection processes that are performed by the human eye through the use of imaging technology and high-speed computers. The process of forming transistors directly on silicon wafers is commonly referred to as the "Front-end" process. The acquired company's front-end products provide high-speed automated inspection of chips, cracks and other defects that occur during the chip manufacturing process. The acquired company's product offering in this area is the AXi series, which is an automated defect inspection system.

Once the various semiconductor devices have been created they must be interconnected to form the desired electrical circuits. This "back-end" process involves creating metal interconnecting wires that are separated by insulating materials. The acquired company's back-end products provide inspection of the chips to detect defects created during the back-end manufacturing process. The back-end products include the NSX series, which are flexible automated wafer and die defect inspection systems for high-speed, consistent, reliable defect detection.

The acquired company's software technology is used to analyze and process the data provided during front-end and back-end inspection. The software provides rapid classification of defects as well as providing possible correlation among them by creating a database of prior issues and defects. This aids the customers in making adjustments to the manufacturing processes to help reduce the number of defects and enable consistent performance among separate machines. The software products include fabrication-wide data management software, and tool specific defect review and process analysis software.

Paragraph 39 of FAS 141 provides guidance concerning the recognition of value associated with intangible assets and refers to an illustrative list in Appendix A of SFAS 141 of commonly identifiable intangible assets that meet the criteria for recognition as assets apart from goodwill. This list includes technology-based intangible assets, such as patented technology and computer software. The acquired Company's developed technology represents proprietary know-how that was technologically feasible as of the acquisition date and is supported by its patents.

A useful life of nine years was assigned for each of the front-end, back-end and software developed technologies. The basis for assigning these lives was derived from a number of factors including the valuation of the developed technology, the expected life cycle of the technology, and the remaining lives of the underlying patents. The valuation, which was performed by an independent third party valuation firm, was based on projected cash flows for each of the developed technologies. After the ninth year, the cash flows generated from the developed technologies decline to a nominal amount. The life cycle of the technology is in its early stages of development due to advancements in computers and camera technology, and has only recently begun to achieve semiconductor industry acceptance. As such, risk of technology obsolescence is minimized until the later stages of the life cycle. In evaluating the patents underlying the acquired technology, the remaining lives of the patents range from 12 to 15 years.

The Company determined that the decline in cash flows to a nominal amount was a principle factor in determining the life of the technology. As such, the Company believes that a life of nine years assigned to the developed technology is appropriate.

In our filing of Form 10-Q for the second quarter ending June 30, 2006 and in future filings, we will revise Note 2. Business Combinations to include a description of the developed technology and our basis for determining the useful life of the intangible assets.

COMMENT 6

We note that you have allocated $9.9 million of the purchase price to in-process research and development expense (IPR&D) expenditures for defect inspection technology. Please revise this note and MD&A in future filings to provide the following disclosures:

  Describe each significant IPR&D project acquired;

  Describe how you determined the fair value of these projects and the significant assumptions utilized in your determination of fair value;

  Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

  For each project, disclose in MD&A the status of the development, state of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

RESPONSE TO COMMENT 6

In our filing of Form 10-Q for the second quarter ending June 30, 2006 and in future filings, we will revise Note 2 Business Combinations and MD&A as follows:

  Note 2 Business Combinations - We will include two paragraphs following the table that identifies the acquired intangible assets that reads:

  Approximately $9.9 million of the acquired identifiable intangible assets represent the estimated fair value of in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in the Consolidated Statement of Operations at the acquisition date. The purchased in-process technology projects, are comprised of next generation automated macro defect inspection systems with enhanced defect capture capabilities and software projects which improve customer user ability. The defect inspection and software projects had a value assigned to them of $6.9 million and $3.0 million, respectively. The estimated cost to complete the projects at the date of acquisition was $260 thousand and $880 thousand, for the defect inspection and software projects, respectively.

  The estimated fair value of these projects was determined using an income approach, then discounting the forecasted cash flows directly related to the in-process R&D. The discount rate was derived after giving consideration to the additional risks associated with an unproved technology.

Our IPR&D projects were grouped into the two categories noted above for valuation purposes and as such, we believe that the additional information could be discussed in a narrative format.

  Management's Discussion and Analysis - We have revised our discussion under the caption In-Process Research and Development to read:

  The acquisition of August Technology resulted in our recording of a one-time expense of $9.9 million for the write-off of in-process research and development, or IPR&D. At the time of the acquisition, we determined that the IPR&D had not reached technological feasibility and that it did not have an alternative future use. The purchased in-process technology projects, which are comprised of macro defect inspection and software projects, had a value assigned to them of $6.9 million and $3.0 million, respectively. The defect inspection projects, relate to the next generation of our AXi defect detection systems with enhanced defect capture capabilities , and were approximately 90% complete as of the date of acquisition. The estimated costs to complete these projects consist primarily of internal engineering labor costs and are estimated to be completed by the third quarter of 2006. The software projects, relate to new enhancement features to our next generation inspection products, and were approximately 50% complete as of the date of acquisition, with the remaining cost to complete consisting primarily of internal software development labor cost. We estimate that the software projects will be completed in the fourth quarter 2006. We currently anticipate revenue to be generated from the inspection and software projects to begin in the third quarter of 2006 and the first half 2007, respectively. If we are not successful in completing these projects on a timely basis, the future sales of our inspection products may be adversely affected resulting in erosion of our market share.

Note 3. Share-Based Compensation

COMMENT 7

Please revise your future filings to disclose the impact of adopting SFAS 123(R) on basic and diluted earnings per share. Refer to the guidance in paragraph 84 of SFAS 123(R).

RESPONSE TO COMMENT 7

In our filing on Form 10-Q for the second quarter ending June 30, 2006 and in future filings, we will include the following table in Note 3. Share-Based Compensation to disclose the impact of adopting SFAS 123(R):

Stock-based compensation expense By type of award:	Three months ended June 30, 2006	Six months ended June 30, 2006

Share based compensation expense:
Stock options	$ XXX	$ XXX
Restricted stock units	XXX	XXX
Total share based compensation	XXX	XXX
Tax effect on share-based compensation	XXX	XXX
Net effect on net icome (loss)	XXX	XXX

Tax effect on:
Cash flows from operations	XXX	XXX
Cash flows from financing activities	XXX	XXX

Effect on earnings per share -basic	XXX	XXX
Effect on earnings per share -diluted	XXX	XXX

Item 4. Disclosure Controls and Procedures

COMMENT 8

Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE TO COMMENT 8

In our filing on Form 10-Q for the second quarter ending June 30, 2006 and in future filings, we will revise the first paragraph under Item 4. Disclosure Controls and Procedures to state:

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions regarding required disclosure. The disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. As of June 30, 2006, an evaluation was carried out under the supervision and with the participation of the Company's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

We trust that you will find the foregoing responsive to your comments. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/S/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc:    Paul F. McLaughlin (Rudolph Technologies, Inc.)
        Robert A. Koch (Rudolph Technologies, Inc.)
        Rudolph Technologies, Inc - Audit Committee
        Bern Kuelker (KPMG)

Exhibit #1

Reconciliation of Non-GAAP Measures

This earnings release contains non-GAAP financial measures. The Company uses the non-GAAP financial measures adjusted net income and adjusted diluted earnings per share to report the results of its business. These measures are not in accordance with, or an alternative to, GAAP. The measures are intended to supplement GAAP financial information, and may be different from non-GAAP financial measures used by other companies. The Company believes that these measures provide useful information to its management, board of directors and investors regarding its ongoing operating activities and business trends related to its results of operations. The Company believes that it is useful to provide investors with information to understand how the statement of operations are affected by certain items, such as a charge for acquired in-process R&D, a charge for the step up of inventory recorded for purchase accounting, and a charge for inventory write-downs. The Company believes that inclusion of these non-GAAP financial measures provides consistency and comparability with past reports of financial results. However, investors should be aware that non-GAAP financial measures have inherent limitations and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

RECONCILIATION OF GAAP TO ADJUSTED NET INCOME AND ADJUSTED DILUTED EPS (NON-GAAP):
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net income/(loss)	$ XXX	$ XXX	$ XXX	$ XXX
In-process research and development (1)	-	-	XXX	-
Inventory purchase accounting step up (2)	XXX	-	XXX	-
Write-off of duplicative and excess
inventory (3)	-	-	XXX	-
Adjusted net income	$ XXX	$ XXX	$ XXX	$ XXX

Diluted earnings per share	$ XXX	$ XXX	$ XXX	$ XXX
In-process research and development (1)	-	-	XXX	-
Inventory purchase accounting step up (2)	XXX	-	XXX	-
Write-off of duplicative and excess
inventory (3)	-	-	XXX	-
Adjusted diluted earnings per share	$ XXX	$ XXX	$ XXX	$ XXX

(1)	Charge for acquired in-process research and development associated with the merger of August Technology in February 2006.
(2)	Charge for step up of inventory associated with the merger of August Technology in February 2006.
(3)	Charge for the write-down of duplicative inventory associated with the merger of August Technology in February 2006 and the write-down of excess inventory.